UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐                                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______ to _______

Commission File Number: 001-08029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc.

24025 Park Sorrento, Suite 400

Calabasas, CA 91302

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

INFORMATION REQUIRED BY FORM 11-K

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE ADMINISTRATIVE COMMITTEE, AS PLAN ADMINISTRATOR

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young
Los Angeles, CA
June 19, 2009

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Investments at fair value
Short-term investments	$25,783,654	$19,981,429
Common stock of
The Ryland Group, Inc.	4,900,960	8,559,262
Mutual funds	103,798,900	172,430,350
Loans to participants	2,643,565	3,005,560
Total investments at fair value	137,127,079	203,976,601

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	337,076	(151,189)

NET ASSETS AVAILABLE FOR BENEFITS	$137,464,155	$203,825,412

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
ADDITIONS (DEDUCTIONS)

Contributions
Employer	$6,310,114	$9,050,076
Participants	8,312,540	11,850,355
Rollovers	590,733	543,323
Total contributions	15,213,387	21,443,754

Net investment (loss) income
Interest
Loans to participants	221,725	230,600

Dividends
Common stock of The Ryland Group, Inc.	142,896	158,060
Mutual funds	5,155,479	12,197,106
Total dividends	5,298,375	12,355,166

Net realized and unrealized depreciation in fair value of investments	(59,556,080)	(7,344,947)
Total net investment (loss) income	(54,035,980)	5,240,819

Benefit payments to participants	(27,538,664)	(31,711,465)

Decrease in net assets available for benefits	(66,361,257)	(5,026,892)

Net assets available for benefits at beginning of year	203,825,412	208,852,304

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$137,464,155	$203,825,412

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan (the “Plan” or the “RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

The Plan’s investments are stated at fair value.  Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year end.  Common stock of The Ryland Group, Inc. (the “Company”) is valued at the quoted market price at year end.  Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end.  Participant loans, which are valued at their outstanding balance, approximate fair value.  The change in the difference between the fair value and the cost of investments is reflected in the Statements of Changes in Net Assets Available for Benefits in “Net realized and unrealized depreciation in fair value of investments.”

Purchases and sales of investments are recorded on a trade-date basis.  Net realized gain or loss on sales of investments, which represents the difference between proceeds received and the cost of specific investment shares sold, is reflected in the Statements of Changes in Net Assets Available for Benefits in “Net realized and unrealized depreciation in fair value of investments.”  Expenses relating to purchases or sales of investments are added to their costs or deducted from their proceeds.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company pays all administrative expenses incurred by the Plan.  The Company’s expense related to the Plan’s administration was $49,364 and $62,114 in 2008 and 2007, respectively.  Expenses incurred related to participant loans are paid by the Plan and the borrower.  The Plan accounts for benefits due but unpaid as a component of net assets available for benefits.  There were no benefits due but unpaid at December 31, 2008 and 2007.

The Vanguard Retirement Savings Trust is a common collective trust that invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles, clarifies the definition of “fair value” within that framework, and expands disclosures about the use of fair value measurements.  The financial statement presentation and disclosure provisions of SFAS 157 are effective for financial statements issued for annual periods beginning after November 15, 2007.  The adoption of SFAS 157 did not have a material effect on the Plan’s financial statements.  Additionally, in October 2008, the FASB issued FASB Staff Position No. 157-3 (“FSP 157-3”), “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”  The staff position clarifies the application of SFAS 157 to a market that is not active.  FSP 157-3 became effective upon issuance and includes prior periods for which financial statements have not been provided.  The Plan adopted the provisions of SFAS 157 and FSP 157-3 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position No. 157-4 (“FSP 157-4”), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are not Orderly.” FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

relation to normal market activity for the asset or liability. FSP 157-4 is effective for reporting periods ending after June 15, 2009.  The Plan’s management is currently reviewing this staff position and has not yet determined the impact, if any, on the Plan’s financial statements.

NOTE B: DESCRIPTION OF THE PLAN

General

The Plan was established on August 16, 1989 and was amended and restated effective January 1, 2006.  The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement.  The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code.  Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals.  Matches are limited to the first six percent of eligible participant’s compensation that is deferred.  The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA.”)

Employee Eligibility

All full-time employees are eligible to participate in the Plan.  Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one percent to fifty percent, of their compensation. However, highly compensated employees may only contribute up to six percent.  In accordance with Internal Revenue Service regulations, no participant was allowed to contribute more than $15,500 to the Plan for the 2008 and 2007 calendar years. For the 2008 and 2007 calendar years, participants who were age 50 and over were able to contribute an additional $5,000 that was unmatched by the Company.  The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

At January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both, which has been in the form of cash since January 1, 1998.  The Company matches 100 percent of participant contributions up to six percent of the participant’s annual salary and allocates it among each participant’s investment fund selections.  The Company made no discretionary contributions during the years ended December 31, 2008 and 2007.

Vesting

Participants’ contributions are fully vested at all times.  Since 2001, Company matching contributions vest to participants over a three-year period.  Prior to 2001, Company matching contributions vested to participants over a five-year period.  As defined in the Plan, participants are automatically vested upon death or termination due to disability or retirement.

Participant Loans

Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000, or 50 percent of their vested account balance from their fund accounts.  Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent.  Principal and interest is paid ratably through payroll deductions.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan, at any time.  If the Company terminates the Plan, each participant will become fully vested in all of his/her Plan accounts and will be entitled to a distribution of such accounts in accordance with the terms of the Plan. During 2008, certain plan participants were involuntarily terminated which caused a partial plan termination resulting in the affected participants becoming 100% vested in their accounts.

Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation and depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the account balance to the total fund balance.

NOTE C: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan.  During September 2001, Ryland called and redeemed all outstanding preferred stock.  At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a stock-split adjusted per share price of $7.8906 or converted into one share of Ryland common stock.  At the time of redemption, all outstanding preferred stock was converted into 1,011,148 shares of common stock on a one-for-one basis.

Each share of common stock received a dividend of $0.12 per quarter, for the first three quarters of the year ended December 31, 2008, and $0.03 for the fourth quarter of that year. Each share of common stock received a dividend of $0.12 per quarter for every quarter during the year ended December 31, 2007. All dividends are paid in cash and are allocated to each participant’s fund selections.  The number of shares of common stock included in Plan assets were 276,437 and 310,681 at December 31, 2008 and 2007, respectively.  No additional shares of the Company’s stock have been made available to plan participants as an investment option subsequent to the 2001 redemption.

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions.  Distribution from a participant’s vested portion of his/her common stock account will be made at the participant’s election either in cash or in whole shares of the Company’s common stock.  If the participant elects to receive cash, the trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or on the last day of the Plan year in which the participant incurs five one-year periods of severance.  The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance, if a distribution takes place under the Plan’s involuntary cash-out provision (for account balances of $1,000 or less) or if a distribution is rolled over as part of the Plan’s automatic rollover provision (for account balances between $1,000 and $5,000.)  All forfeitures were used to reduce future matching contributions required from the Company.  For the years ended December 31, 2008 and 2007, the Company used $611,809 and $941,953, respectively, of forfeitures to reduce employer contributions.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E: INVESTMENTS

During 2008 and 2007, the net realized and unrealized depreciation in fair value of the Plan’s investments, including investments bought and sold, as well as investments held during the year, were as follows:

	Year Ended December 31,
	2008	2007

Mutual funds	$(56,743,197)	$1,625,987
Common stock of The Ryland Group, Inc.	(2,812,883)	(8,970,934)

	$(59,556,080)	$(7,344,947)

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2008	2007

Vanguard 500 Index Fund	$14,550,334	$26,981,502
Vanguard Explorer Fund	11,411,011	22,745,763
Vanguard International Growth Fund	7,611,285	16,954,366
Vanguard Morgan Growth Fund	9,947,467	19,184,212
Vanguard PRIMECAP Fund	7,505,981	11,680,609
Vanguard Total Bond Market Index Fund	12,575,807	11,270,693
Vanguard Wellington Fund	19,100,806	28,870,864
Vanguard Windsor II Fund	8,434,137	15,817,042
Vanguard Retirement Savings Trust	25,783,654	19,981,429

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

The Plan’s concentrations of credit risk and market risk are dictated by its provisions, as well as by those of ERISA and the individual participant’s investment preference.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F: FAIR VALUE MEASUREMENTS

SFAS 157 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3

Fair value determined using significant unobservable inputs. Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the assets or liabilities.

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis at December 31, 2008:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Short-term investments	$-	$25,783,654	$-	$25,783,654
Common stock	4,900,960	-	-	4,900,960
Mutual funds	103,798,900	-	-	103,798,900
Loans to participants	-	-	2,643,565	2,643,565
Total investments measured at fair value	$108,699,860	$25,783,654	$2,643,565	$137,127,079

The fair values of the short-term investments were determined based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange (Level 2). The fair values of common stock and mutual funds were determined based on quoted market prices, as substantially all of these instruments have active markets (Level 1).  Participant loans, all of which mature through the end of 2023 and are secured by vested account balances of the borrowing participants, are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008 (Level 3):

Level 3 Assets
Participant Loans

Balance at January 1, 2008	$3,005,560
Issuances, repayments and settlements, net	(361,995)
Balance at December 31, 2008	$2,643,565

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE G: INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s sponsor has indicated that it will take all necessary steps to maintain the Plan’s qualified status.  Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax-qualified status.

NOTE H: RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

2008

Net assets available for benefits per the financial statements	$137,464,155
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(337,076)
Net assets per the Form 5500	$137,127,079

There were no reconciling differences of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007.

NOTE I: SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan was amended and restated. In addition, on January 31, 2009, the Company filed a request with the Internal Revenue Service for an updated determination letter with respect to the qualified status of the restated and amended Plan in accordance with sections 401(a) and 501(a) of the Internal Revenue Code. The restatement and amendment of the Plan is not expected to have a material effect on the Plan’s financial statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

EIN: 52-0849948

PLAN: 003

Form 5500

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest and Par	Current Value
	Lessor or Similar Party	or Maturity Value	at December 31, 2008

*	Vanguard 500 Index Fund	Registered Investment Company	$14,550,334
*	Vanguard Explorer Fund	Registered Investment Company	11,411,011
*	Vanguard Extended Market Index Fund	Registered Investment Company	4,608,430
*	Vanguard International Growth Fund	Registered Investment Company	7,611,285
*	Vanguard Morgan Growth Fund	Registered Investment Company	9,947,467
*	Vanguard PRIMECAP Fund	Registered Investment Company	7,505,981
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	165,393
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,099,872
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	2,166,129
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,128,481
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	960,564
*	Vanguard Target Retirement Income Fund	Registered Investment Company	533,203
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	12,575,807
*	Vanguard Wellington Fund	Registered Investment Company	19,100,806
*	Vanguard Windsor II Fund	Registered Investment Company	8,434,137
*	Vanguard Retirement Savings Trust	Common/Collective Trust	25,783,654
*	Ryland Common Stock	Company Stock	4,900,960
*	Loan Fund	High — 9.5%; Low — 5.0%	2,643,565

Total assets held for investment purposes			$137,127,079

* Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
(Name of Plan)

June 26, 2009	By:	/s/ Robert J. Cunnion
Date	Robert J. Cunnion
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Exhibit No.

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm